UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
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                          SCHEDULE 13D
             Under the Securities Exchange Act of 1934
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    BOSTON FINANCIAL TAX CREDIT FUND VIII, A LIMITED PARTNERSHIP
                        (Name of Issuer)


                              UNITS
                 (Title of Class of Securities)


                           10065E100
               (CUSIP Number of Class Securities)

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                    Michael H. Gladstone, Esq.
              c/o Boston Financial Securities, Inc.
                        101 Arch Street
                       Boston, MA  02110
                         (617) 439-3911

              (Name, Address and Telephone Number of
             Person Authorized to Receive Notices and
               Communications on Behalf of Bidder)

                           Copies to:

                      Joseph T. Brady, Esq.
                        Peabody & Brown
                       101 Federal Street
                       Boston, MA  02110
                        (617) 345-1000

                         March 2, 1998
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(Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Cusip No.: 10065E100                 SCHEDULE 13D


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1.	Name of Reporting Person
 	 S.S. or I.R.S. Identification No. of Above Person

	            	OLDHAM INSTITUTIONAL TAX CREDITS VI LLC
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2.	Check the Appropriate Box if a Member of a Group
 	 (See Instructions)
	                                       (a)  { }
                                       	(b)  {X}
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3.	SEC Use Only

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4.	Sources of Funds (See Instructions)

	   BK

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5.	Check Box if Disclosure of Legal Proceedings is Required
	  Pursuant to Item 2(e) or 2(f)
                                       	{ }
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6.	Citizenship or Place of Organization

	  Massachusetts

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Number of 	7.	Sole Voting Power 	 5,220 Units of limited partnership
Shares 					                      interests
Beneficially   --------------------------------------------------
Owned By	  8.	Shared Voting Power	 0
Each 		--------------------------------------------------
Reporting	 9.	Sole Dispositive Power	 5,220 Units of limited partnership
Person With						                     interests
		-------------------------------------------------------
         	10.	Shared Dispositive Power		0
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person

      5,220 Units
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12.	Check Box if the Aggregate Amount in Row (11) Excludes
   	Certain Shares (See Instructions)
                                         	{ }
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13.	Percent of Class Represented by Amount in Row (11)

    	14.3%

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14.	Type of Reporting Person (See Instructions)

    	OO



Cusip No.:   10065E100           SCHEDULE 13D


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1.	Name of Reporting Person
   	S.S. or I.R.S. Identification No. of Above Person

	            	WEST CEDAR MANAGING, INC.
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2.	Check the Appropriate Box if a Member of a Group
  	(See Instructions)
	                                 (a)  { }
                                 	(b)  {X}
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3.	SEC Use Only

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4.	Sources of Funds (See Instructions)

	   BK
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5.	Check Box if Disclosure of Legal Proceedings is Required
   	Pursuant to Item 2(e) or 2(f)
                                         	{ }
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6.	Citizenship or Place of Organization

	    Massachusetts

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Number of 	7.	Sole Voting Power 	7,661 Units of limited partnership
Shares 					                      interests (Beneficial ownership disclaimed.)
Beneficially   --------------------------------------------------
Owned By	  8.	Shared Voting Power	  0
Each 		--------------------------------------------------
Reporting	 9.	Sole Dispositive Power	  7,661 Units of limited partnership
Person With					                      	interests (Beneficial ownership
                               						 	disclaimed.)
		-------------------------------------------------------
        		10.	Shared Dispositive Power		 0

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11.	Aggregate Amount Beneficially Owned by Each Reporting Person

   7,661 Units (Beneficial ownership disclaimed.)

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12.	Check Box if the Aggregate Amount in Row (11) Excludes
   	Certain Shares (See Instructions)
                                           	{ }

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13.	Percent of Class Represented by Amount in Row (11)

   	21.0%
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14.	Type of Reporting Person (See Instructions)

	   CO



                   STATEMENT PURSUANT TO RULE 13d-1

                               OF THE

                    GENERAL RULES AND REGULATIONS

                              UNDER THE

        SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT")




Item 1.	     Security and Issuer.

   	This statement relates to Units ("Units") of limited partnership interests in Boston Financial Tax Credit Fund VIII, A Limited Partnership, a Massachusetts limited partnership (the "Partnership"), which has its principal executive offices at 101 Arch Street, Boston, Massachusetts 02110.

Item 2.	      Identity and Background.

	   This Statement is filed jointly by Oldham Institutional Tax Credits VI LLC, a Massachusetts limited liability company
("Oldham"), and West Cedar Managing, Inc., a Massachusetts corporation (the "Managing Member"). Oldham and the Managing
Member are sometimes collectively referred to herein as the "Reporting Persons."

    Oldham was organized for the purpose of acquiring 5,220
Units pursuant to a privately-negotiated purchase (the "Private Purchase"). The address of Oldham's principal business and its principal office is 101 Arch Street, Boston, Massachusetts
02110.  The managing member of Oldham is the Managing Member.
The directors of the Managing Member are Michael H. Gladstone, William E. Haynsworth and Jenny Netzer. The Managing Member is principally engaged in the business of serving as managing member of Oldham and managing member of other limited liability companies or partnerships involved in the acquisition of low-income housing credits. The address of the Managing Member's principal business and its principal office is 101 Arch Street, Boston, Massachusetts 02110.

    	Attached hereto as Appendix A is information concerning the executive officers, directors and control persons of the Managing
Member, which information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

    	None of the Reporting Persons nor any of the persons or entities referred to in Appendix A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	  Source and Amount of Funds or Other Consideration.

	    As of the date hereof, Oldham is deemed to beneficially own 5,220 Units. The managing member of Oldham is West Cedar
Managing, Inc. ("Managing Member") and by virtue of that position in Oldham, the Managing Member may be deemed to beneficially own the Units owned by Oldham, although the Managing Member disclaims such beneficial ownership. The source of all funds used by Oldham to acquire beneficial ownership of the Units are loans
(the "Loan") obtained by Oldham under credit facilities (the
"Credit Facilities") that are available to certain affiliates of The Boston Financial Group Limited Partnership ("BFGLP"), including Oldham, from Fleet National Bank (the "Lender"). The interest rate on borrowings under the Credit Facilities depends on the timing and the circumstances under which a draw is made thereunder and is either the "Prime Rate" (as publicly announced by Lender from time to time) plus .125% or the Prime Rate plus
2%, or in certain circumstances, at the option of a borrower, the LIBOR rate of interest plus 2.75%.

     	Oldham expects to repay all amounts borrowed by selling additional membership interests to persons or entities that have a need for the tax credits and/or tax losses attributable to the Units. No plans or arrangements have been made with regard to the payment of periodic interest required by the terms of the Loans. However, it is expected that if interest payments are due and payable, Oldham may borrow those funds from its affiliate(s). BFGLP has guaranteed the payment of all such interest through the second anniversary of such borrowings. BFGLP has also guaranteed repayment of up to 25% of the principal amount of the aggregate borrowings under the Credit Facilities.

     	The Managing Member may be deemed to beneficially own the Units beneficially owned by Oldham although it disclaims such beneficial ownership. The Managing Member is also the managing member of Oldham Institutional Tax Credits LLC. Oldham Institutional Tax Credits LLC acquired 2,441 Units in September 1997, which acquisition was the subject of a previous Schedule 13D filed in September of 1997 jointly by such entity and the Managing Member, and the Managing Member may also be deemed to beneficially own such previously-acquired Units although it disclaims such beneficial ownership. The Units beneficially owned by the Reporting Persons pursuant to the Private Purchase were acquired as described below.

     	Pursuant to the Private Purchase, Oldham purchased an aggregate of 5,220 Units as of the date hereof for an aggregate purchase price of approximately $5,200,000. Oldham obtained or will obtain all of such funds from the Loans as described above.

Item 4.   	Purpose of Transaction.

    	Each of the Reporting Persons acquired beneficial ownership of the Units for investment purposes and not with the purpose of changing or influencing control of the Partnership. Each of the Reporting Persons retains the right, however, to change such investment intent, to acquire additional Units or to sell or otherwise dispose of all or part of the Units beneficially owned by such Reporting Person in any manner permitted by law.

    	Although the foregoing currently reflects the present plans and intentions of the Reporting Persons, the foregoing is subject to change at any time. The Reporting Persons have and will, on an on-going basis, continue to evaluate their investment in the Partnership. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting
Persons will amend this Schedule 13D to reflect such change.

Item 5.	    Interest in Securities of the Issuer.

     	(a) and (b)  	As of the date hereof, Oldham is deemed to
      beneficially own an aggregate of 5,220 Units, which constitutes approximately 14.3% of the Units outstanding and the Managing Member may be deemed to beneficially own such Units plus an additional 2,441 Units reported on a previous
      Schedule 13D filed in September 1997 jointly with Oldham Institutional Tax Credit LLC for a total of 7,661 Units, which constitutes approximately 21.0% of the outstanding Units. (All calculations of percentages of beneficial ownership in this Schedule 13D are based on there being 36,497 Units outstanding as of March 31, 1997, as disclosed on the Partnership's annual report on Form 10-K for the period ended March 31, 1997.) The Reporting Persons have sole voting and sole dispositive power of all the Units reported herein as beneficially owned by them. Oldham and Oldham Institutional Tax Credits LLC do not consider themselves a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

    	(c) 	Except for the Units purchased pursuant to the Private
Purchase, neither Oldham, the Managing Member, and to the best of Oldham's knowledge, the persons listed on Appendix A, nor any affiliate thereof has effected any transaction in the Units within the past 60 days.

    	(d) 	The Reporting Persons have no knowledge of any persons
who have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, any Units beneficially owned by the Reporting Persons.

    	(e)	Not applicable.

Item 6.  	Contracts, Arrangements, Understandings or Relationships with Respect
		to Securities of the Issuer.

     	The information set forth in Item 3, Item 4 and Item 5 above is hereby incorporated herein by reference.

     	Except as described above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Partnership.



Item 7.	    Material to be Filed as Exhibits.

       	None

      	After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March __, 1998


                             	OLDHAM INSTITUTIONAL TAX
                             	CREDITS VI LLC

                             	By: 	West Cedar Managing Inc., its
                                 		managing member

	                            	By:	 /s/ Jenny Netzer
                                  	Name:	Jenny Netzer
                                   Title:	President


	                             WEST CEDAR MANAGING INC.

                             	By:	/s/ Jenny Netzer
                                 		Name:	Jenny Netzer
                                 		Title:	President



                           APPENDIX A
EXECUTIVE OFFICERS AND DIRECTORS OF WEST CEDAR MANAGING, INC.



      	Set forth below is the name, current business address, present principal occupation, and employment history for at least the past five years of each executive officer and director of WEST CEDAR MANAGING, INC. (the "Managing Member"). Each person listed below is a citizen of the United States.

      	The principal officers and directors of West Cedar Managing, Inc. are:

   Jenny Netzer                       President and Treasurer
   William E. Haynsworth              Managing Director, Chief
                                      Operating Officer
   Michael H. Gladstone               Managing Director
   Paul F. Coughlan                   Vice President
   Peter G. Fallon, Jr.               Vice President
   Randolph G. Hawthorne              Vice President


    	The Managing Directors of West Cedar Managing, Inc. comprise its board of directors and also collectively perform the function of chief executive officer of West Cedar Managing, Inc. Each
Managing Director will serve as a director of West Cedar
Managing, Inc. until his or her successor is elected and qualified. All the above officers occupy executive positions in The Boston Financial Group Limited Partnership ("Boston
Financial"), an affiliate of the Purchaser.

    	Jenny Netzer, age 41, is a graduate of Harvard University (B.A., 1976) and received a Master's in Public Policy from Harvard's Kennedy School of Government in 1982. She jointed Boston Financial in 1987 and is a Senior Vice President leading the Institutional Tax Credit Team, which is responsible for developing, marketing and managing institutional tax credit products. Previously, she led the company's new business initiatives, helping guide the company's efforts in the areas of publicly-traded real estate securities and senior housing. She is also a member of the Senior Leadership Team of Boston Financial, which is responsible for the strategic direction of the company. Previously Ms. Netzer managed the firm's Asset Management division. Before joining Boston Financial, she was Deputy Budget Director for the Commonwealth of Massachusetts.
Ms. Netzer was also Assistant Controller at Yale University and has been a member of the Watertown Zoning Board of Appeals.

     	William E. Haynsworth, age 57, graduated from Dartmouth College and Harvard Law School. Mr. Haynsworth was Acting Executive Director of the Massachusetts Housing Finance Agency, where he was also General Counsel, prior to becoming a Vice President of Boston Financial in 1977 and a Senior Vice President in 1986. He has also served as Director of Non-Residential Development of the Boston Redevelopment Authority and as an associate of the law firm of Goodwin, Procter & Hoar in Boston. Mr. Haynsworth is a member of the Senior Leadership Team and Board of Directors of Boston Financial, and is the senior executive responsible for structuring and acquiring real estate investments.

	    Michael H. Gladstone, age 41, graduated from Emory University (B.A. 1978) and Cornell University (J.D., MBA 1982). He joined Boston Financial in 1985, and currently serves as a Vice President and the company's General Counsel. Mr. Gladstone is also a member of the Senior Leadership Team of Boston Financial. Prior to joining Boston Financial, Mr. Gladstone was associated with the law firm of Herrick & Smith. Mr. Gladstone is a member of the National Realty Committee and serves on the advisory board to the Housing and Development Reporter, a national publication on housing issues.

    	Paul F. Coughlan, age 53, is a graduate of Brown University (A.B., 1965) and served in the United States Navy before entering the securities business in 1969. He was employed as an investment broker by Bache & Company until 1972, and then by Reynolds Securities Inc. He joined Boston Financial in 1975 as a Vice President in the real estate investment marketing area and was named a Senior Vice President in 1986. Mr. Coughlan is a member of the Institutional Tax Credit Team with responsibility for the marketing of real estate investments.

     	Peter G. Fallon, Jr., age 59, graduated from the College of the Holy Cross (B.S. 1960) and Babson College (M.B.A., 1965). He joined Boston Financial in 1970, shortly after its formation, and is currently a Senior Vice President and a member of the Institutional Tax Credit Team with responsibility for the marketing of real estate investments.

    	Randolph G. Hawthorne, age 46, is a graduate of Massachusetts Institute of Technology and Harvard Graduate School of Business. He has been associated with Boston Financial since 1973 and has served as the Treasurer of Boston Financial and manager of the company's Investment Real Estate division. Currently a Senior Vice President of Boston Financial, Mr. Hawthorne's primary responsibility is structuring and acquiring real estate investments and development new business opportunities. He also serves on the Board of Directors of Boston Financial. Mr. Hawthorne currently serves as Chairman of the National Multi-Housing Council and is a former President of the National Housing and Rehabilitation Association. He is also a member of the Urban Land Institute's Multifamily Residential Council and a member of the Advisory Board of the University of California, Berkeley Real Estate Center.